Exhibit 99.1

Media Release

IMV Inc. Announces Second Quarter 2022 Financial and Operational Results

Patient recruitment in the Phase 2B VITALIZE DLBCL trial of MVP-S plus Keytruda continues to track well, with first results expected in Q3 2022. Matthew J. Matasar, MD from Memorial Sloan Kettering Cancer Center, has joined VITALIZE as lead principal investigator of the study.

First patient dosed in the Phase 2B AVALON platinum-resistant ovarian cancer trial of MVP-S plus intermittent low-dose cyclophosphamide, with early data expected in 1H 2023

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., Aug 11, 2022, IMV Inc. (Nasdaq: IMV; TSX: IMV) ("IMV" or the "Company"), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced its financial and operational results and provided an update for the second quarter ended June 30, 2022.

"We are excited to see that our lead immunotherapy, MVP-S, is progressing well in multi-center, company-sponsored, Phase 2B trials in both diffuse large B cell lymphoma (DLBCL) and ovarian cancer," said Andrew Hall, Chief Executive Officer of IMV. "Starting with an early look at our VITALIZE data in the third quarter of 2022 and continuing through mid-2023, we expect to communicate results and translational data from all our active clinical trials that, we believe, will further validate the efficacy and safety of MVP-S. These data should bolster the enthusiasm around the unique capabilities of our delivery platform to make cancer vaccines clinically viable."

Clinical Programs with Maveropepimut-S (MVP-S)

VITALIZE Phase 2B Study in Relapsed/Refractory DLBCL ("r/r DLBCL")

IMV continues to enroll patients in the VITALIZE Phase 2B clinical trial, advancing its lead compound, maveropepimut-S (MVP-S) in a global, multi-center confirmatory trial. The VITALIZE trial is designed to further evaluate the previously observed clinical benefit of MVP-S in combination with Merck's anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with r/r DLBCL. Activation of clinical sites in the EU, Australia and New Zealand is expected to accelerate recruitment that was initiated in North America earlier this year. IMV is on track to complete enrollment of the first stage of the study in H1 2023.

Matthew J. Matasar, MD has joined VITALIZE as principal investigator of the study. Dr. Matasar is the Section Head for Aggressive B-cell Lymphoma at Memorial Sloan Kettering Cancer Center in New York City. His expertise is well recognized in Hodgkin and non-Hodgkin lymphomas (including DLBCL), autologous stem cell transplantation, and cancer survivorship.

Details on the VITALIZE Phase 2B study will be presented in a poster session at the European Society for Medical Oncology (ESMO) Congress 2022 to take place September 9-13 in Paris (Poster #646TiP).

AVALON Phase 2B Study in Platinum-Resistant Ovarian Cancer

The first patient has been dosed in the AVALON Phase 2B trial in ovarian cancer (NCT05243524). This is a single arm trial evaluating MVP-S and intermittent low-dose cyclophosphamide (CPA) in patients with recurrent, platinum-resistant ovarian cancer. The goal of the AVALON study is to further validate the encouraging data generated in the Phase 2 DeCidE trial, completed in 2021, wherein response rates doubled that of traditional chemotherapy and nearly half of patients survived 2 years.

Oliver Dorigo, M.D., Ph.D., Director and Associate Professor, Division Gynecologic Oncology, Department of Obstetrics and Gynecology at the Stanford University, CA, is the principal investigator of both the DeCidE and the AVALON studies.

Company is Exploring the Optimal Development Pathway for MVP-S in Bladder Cancer

Safety and preliminary efficacy data from the Phase 2 basket study of patients with advanced, metastatic bladder cancer utilizing a combination of MVP-S with pembrolizumab were presented by Jeremy R. Graff, Ph.D., IMV's Chief Scientific Officer, at the American Association of Cancer Research (AACR) annual meeting on April 12, 2022. The combination was well-tolerated and showed encouraging clinical activity, particularly in patients who had received prior immune checkpoint inhibitor therapy. IMV has convened a group of KOL advisors to identify the optimal design for the next trial to evaluate MVP-S in bladder cancer.

Corporate Update

$US10 Million Drawdown from Existing Long-Term Debt Facility

The company drew down the remaining US$10 million available under its existing US$25 million debt facility led by Horizon Technology Finance Corporation (Nasdaq: HRZN) ("Horizon"). This drawdown was made available as the Company achieved a predetermined milestone following site activation in its Phase 2B AVALON trial in platinum-resistant ovarian cancer.

Selected Upcoming Milestones

Maveropepimut-S (MVP-S)

  Q3 2022: First results on early patients in VITALIZE study in r/r DLBCL

  H2 2022: First results from the investigator-initiated neoadjuvant breast cancer trial

  H2 2022: Preliminary data from the MVP-S arm of non-muscle invasive bladder cancer (NMIBC) neoadjuvant Phase 1 study

  H1 2023: Complete enrollment of stage 1 in VITALIZE study and first scan data

  Summer 2023: Complete enrollment of stage 1 in AVALON study and early data

DPX-SurMAGE

  Q3 2022: Dose first patient with DPX-SurMAGE in second arm of NMIBC Phase 1 study

  H1 2023: Initial data on DPX-SurMAGE arm in NMIBC trial

Overview of Second Quarter 2022 Financial Results

All dollar amounts noted herein are denominated in United States dollars (unless otherwise noted herein).

On June 30, 2022, the Company had cash and cash equivalents of $31.1 million and working capital of $27.7 million, compared with $38.6 million and $37.1 million, respectively at December 31, 2021. Based on its current plan, IMV expects its current cash position will be sufficient to fund operations into Q2 2023. Sources of cash from financing activities during the quarter primarily included the remaining $10 million under the Company's venture debt facility with Horizon.

Research and development expenses were $6.0 million for the three months ended June 30, 2022, compared with $5.2 million for the three months ended June 30, 2021. This increase of $0.8 million was mainly due to an increase in costs for the DLBCL VITALIZE phase 2B trial and personnel costs as a result of increased headcount. This increase was partly offset by a decrease in basket trial costs, following the completion of enrollment in 2021.

General and administrative expenses were $4.6 million for the three months ended June 30, 2022, compared with $3.4 million for the three months ended June 30, 2021. This increase of $1.2 million was mainly attributable to loan interest associated with the Horizon venture debt facility, an increase in salaries and non-cash stock-based compensation, related to planned hiring and executive leadership changes.

The net loss and comprehensive loss of $9.9 million ($0.12 per share) for the three months ended June 30, 2022, was $2.5 million higher than the net loss and comprehensive loss of $7.4 million ($0.11 per share) for the three months ended June 30, 2021.

For the six-month period ended June 30, 2022, the net loss and comprehensive loss of $20.4 million ($0.25 per share) was $6.1 million higher than the net loss and comprehensive loss of $14.3 million ($0.21 per share) for the six-month period ended June 30, 2021.

As of August 10, 2022, the number of issued and outstanding common shares was 82,452,187 and a total of 16,101,369 stock options, warrants and deferred share units were outstanding.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the quarter ended June 30, 2022, and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as the Company's website at www.imv-inc.com

Conference Call and Webcast Information

Financial analysts are invited to join the conference call by registering at this link prior the call to receive their individual dial-in information.

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the Company’s website for 30 days following the call.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immunity activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study and from other ongoing studies of the Company are available, the Company’s ability to advance its development strategy, the potential to expand the Company’s pipeline through business development, the expected dosing timeline for the AVALON Phase 2B trial, the expected timing for data to be available from the Phase I clinical trial evaluating MVP-S and DPX-SurMAGE, the sufficiency of the Company’s cash position, the upcoming milestones discussed in this release, and the prospects for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to the Company’s ongoing quarterly and annual filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Investors. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

View source version on
businesswire.com: https://www.businesswire.com/news/home/20220708005390/en/

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Three Months ended,		Six Months ended,
		June 30,		June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue
Interest Income	34	42	59	112
Total revenue	34	42	59	112
Expenses
Research and development	6,048	5,219	12,678	9,961
General and administrative	4,620	3,416	8,602	6,499
Government assistance	(689)	(1,169)	(1,070)	(2,404)
Accreted interest and valuation adjustments	(38)	15	264	375
Total operating expenses	9,941	7,481	20,474	14,431
Net loss and comprehensive loss	(9,907)	(7,439)	(20,415)	(14,319)
Basic and diluted loss per share	(0.12)	(0.11)	(0.25)	(0.21)
Weighted-average shares outstanding	82,265,209	67,781,940	82,236,788	67,629,392

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

	June 30, 2022	December 31,2021
Assets
Current assets
Cash and cash equivalents	$31,134	$38,616
Accounts receivable	926	602
Prepaid expenses	3,380	6,037
Investment tax credits receivable	1,012	1,135
Total current assets	36,452	46,390
Property and equipment	4,041	3,731
Total assets	$40,493	$50,121
Liabilities and Equity
Current liabilities
Accounts payable, accrued and other liabilities	$8,255	$8,607
Current portion of long-term debt	74	73
Current portion of lease obligations	284	265
Warrant liabilities	94	318
Total current liabilities	8,707	9,263
Lease obligation	1,233	1,387
Long-term debt	28,138	17,929
Total liabilities	38,078	28,579
Equity	2,415	21,542
Total liabilities and equity	$40,493	$50,121

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors\
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com